PE
9-1-02

02052990

RECD S.E.C.
SEP 5 - 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of September, 2002

PROCESSED
SEP 0 5 2002
P
THOMSON
FINANCIAL

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

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CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management's views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, September 5, 2002

Press release

FIRST-HALF 2002 RESULTS

First-half 2002 highlights:

- **build-up in business activity and operating performance with operating income up 7%**
- **net current income of global businesses up 3.7% and 11.5% excluding Argentina**
- **impact of the situation in Argentina and of fewer capital gains**
- **9.9% increase in cash flow to EUR 2.9 billion and stable debt level**

Outlook for 2002:

- **second half organic growth at least equivalent to first half**
- **under current economic conditions, further advance in global business net current income for the year 2002**

GROUP		
Revenues	**EUR 22.5 billion**	**+ 8.9%**
Operating income	**EUR 2.3 billion**	**+ 7%**
Net exceptional loss Group share	**- EUR 433 million (of which - EUR 500 mn. for Argentina)***	
Net income, Group share	**EUR 164 million**	
Cash flow	**EUR 2,968 million**	**+ 9.9%**

ENERGY & ENVIRONMENT		
Revenues organic growth		**+ 4%**
Net current income, Group share	**EUR 596 million**	**+ 3.7% (+ 11.5% excl. Argentina)**
Cash flow	**EUR 2,917 million**	**+ 8.1%**

* Added to these EUR 500 million are EUR 200 million already recorded at December 31, 2001. This equates to eliminating SUEZ's foreign exchange risk on debt and writing off its net consolidated equity.

SUEZ Board of Directors, chaired by Chairman and CEO Gérard Mestrallet, reviewed the Group's first-half 2002 accounts on September 4, 2002.

During the first six months of 2002, despite a particularly difficult international economic context illustrated amongst other by the crisis in Argentina, SUEZ recorded a good operating performance, with renewed growth in net current income Group share for its global businesses (+ 3.7%).

Excluding Argentina, net current income, Group share, of its global businesses rose 11.5%.

Global businesses performance was sustained by good organic growth, both in revenues (+ 4%) and EBITDA (+ 7.6%). This performance was strengthened by new commercial breakthroughs recorded since January 1, 2002, the impact of which in SUEZ accounts will start in the second semester.

At June 30, 2002, net exceptional income Group share came to - EUR 433 million versus the EUR 652 million gain in 2001. This figure is mainly due to the exceptional charge recorded for Argentina (EUR 500 million) and fewer capital gains recorded June 30, 2002 because of adverse financial market conditions, (EUR 277 million compared with EUR 928 million the year before).

Consequently, net income, Group share, amounted to EUR 164 million versus EUR 1,319 million at June 30, 2001*. Net income per share (diluted) reached EUR 0.17 compared to EUR 1.32 for the first half 2001.

Since its inception in 1997, SUEZ organic growth of its revenues has been 6.5% on a yearly average basis, i.e. more than twice the GDP growth rate of the economic areas where it operates.

The Group demonstrates the soundness of its business strategy and its fundamentals:
- two high-growth potential businesses: Energy and the Environment;
- business activity in two priority geographic areas, Europe and North America, which together account for 87% of Group revenues;
- two major customer categories: municipal and industrial, which provide substantial recurrent revenues;
- a solid financial structure: a EUR 3 billion growing cash flow (+ 9.9% growth) and a harnessed, stable debt level.

*2001 comparable figure, taking into account Fortis de-consolidation

1) Global businesses strong operating performance

- ***Energy (Tractebel)***

World leader in energy and services with a distinctive business model, active in all key markets

Revenues:*	**EUR 11,819 million**	**+ 8%**
EBITDA:	**EUR 2,442 million**	**+ 8.5%**
Net current income, Group share:	**EUR 471 million**	**+ 8.9%**

* excluding trading

Significant events:

- EGE: Electricity and Gas Europe

- aggressive approach to growth markets in Europe: Spain and Italy, notably with a partnership with ACEA (Rome);
- developments in France: CNR/EDR, SHEM;
- continued increase in prices to industrial customers in Europe (approximately + 4%);
- numerous contracts with industrial customers, including in Germany (Phillips...).

- EGI: Electricity and Gas International

- integrated approach to target markets, particularly the United States and Brazil;
- continued development of generating capacity (startup of the Red Hills and Ennis power plants in the U.S., and of Cana Brava and Machadinho in Brazil);
- LNG activity: tripling shipping capacity and doubling the Everett (USA) terminal's regasification capacity;
- strengthened commercial presence to serve industrial customers in energy and services.

- Energy and Industrial Services

- streamlined organization and refocusing around two operating entities: TES / Tractebel Energy Services (Tractebel Elyo and Tractebel Axima) and TIM / Tractebel Installations Maintenance (Fabricom, Ineo and Endel)
- disposals of non-strategic assets (car parks, scaffolding and others)

- **<u>Environment (Ondeo and SITA)</u>**

In June, an Environment Division was set up and organized to serve municipal customers on the one hand and industrial customers on the other in order to strengthen the Group's efficiency and competitiveness in fast-changing markets that offer significant profitable growth prospects.

Excluding Argentina, the Environment Division's EBITDA and net current income, Group share, grew 4.6% and 8.7% respectively.

1/ Water (Ondeo)

Revenues:	**EUR 4,795 million**	**- 2.2%**	**+ 3.6% (excl. Argentina)**
EBITDA:	**EUR 1,002 million**	**- 10.1%**	**+ 3% (excl. Argentina)**
Net current income, Group share:	**EUR 98 million**	**- 8.8%**	**+ 28.9% (excl. Argentina)**

Significant events:

- Ondeo Local Services: 10 million new customers since January 1, 2002

- major contracts in high-growth international markets: North America (Porto Rico, Halifax, Cancun, Laredo); Asia (Shanghaï, Qingdao, Chongqing);
- new and renewed contracts in Europe (Lostock and Rivington in the United Kingdom, Schwerin in Germany, etc.) and particularly in France (Villefranche-sur Saône, Angers, etc.);
- acquisitions of US Water (USA), Eurawasser (Germany).

- *Ondeo Industrial Services:*
  - substantial OIS commercial successes (Aventis, Naphtachimie, Shanghaï Chemical Industrial Park, Danone Villecomtal);
  - firmness of Ondeo Nalco's activity despite the impact of the U.S. downturn on major American industrial companies; achieved cost-savings well in excess of targets announced at the time of the acquisition.

2/ Waste Services (SITA)

Revenues:	**EUR 2,789 million**	**+ 4.8%**
EBITDA:	**EUR 439 million**	**+ 9.1%**
Net current income, Group share:	**EUR 27 million**	**- 22.6%**

Significant events:

- consolidation of existing footprint after 5 years of expansion: 90% of revenues generated in Europe;
- new and renewed contracts in the municipal waste sector (Brisbane, Australia) and non-hazardous industrial waste treatment (Ford);
- strengthened presence in the hazardous industrial waste treatment market (acquisition of 100% interest in Teris and of the specialized activities of BP);

2) Sustained growth of business activity largely based on organic growth

Revenues from global businesses up 9.1%

Total revenues reached EUR 22.5 billion, up 8.9% compared with the first-half 2001, or + 4.8% excluding energy trading activities. Revenues generated in Europe and North America represent 87% of the total, up 10.7% over the same period in 2001.

Sustained organic growth of global businesses: + 4%

Excluding change in consolidating scope, exchange rate fluctuations, energy trading, and natural gas price variations, total organic growth was 4.1% and may be compared with the growth rates of 2001's four quarters (7.8%, 4.1%, 4.2% and 6.5%), and with the rate for the entire year 2001 (5.7%) and the first quarter of 2002 (4.9%).

Growth through acquisitions of global businesses (+ 5.4%) resulted mainly from acquisitions during 2001 in energy and industrial services.

Dual source of growth: the industrial customer and municipal customers

The Group's future growth will benefit from the great number of contracts it has won since January 1, 2002, both from municipal customers (10 million new water customers served) in Europe and North America and from industrial customers (Danone, Naphtachimie, Aventis Pharma, and others) which now represent over 50% of Group sales.

3) Good advance in EBITDA and net current income of global businesses

Global businesses' EBITDA came to EUR 3.9 billion, up 3% from June 30, 2001. Excluding Argentina, the increase was 7.8%, including organic growth above 8%.

Net current income Group share of global businesses rose 3.7% and, excluding Argentina, by 11.8%.

Energy net current income, Group share came to EUR 471 million (+ 8.9%). EGI's performance more than compensated the impact of phased Electrabel rate reductions and the transfer of Tractebel's European assets to Electrabel. EGI's contribution was up strongly (+ EUR 57 million), mainly due to benefits derived from the settlement of the electricity rationing in Brazil in 2001. Energy and industrial services activity posted a positive organic growth at a net income Group share level, in spite of the first-time consolidation of Axima Winterthur whose result during the first six months is traditionally negative due to the seasonal nature of its business.

Net current Income in Water reached EUR 98 million (an increase of 28.9% excluding Argentina) under the combined effect of improved performances of water management at the International level, Lyonnaise des Eaux France, Degrémont, Nalco, and of a decline in interest rates. On the international side, Northumbrian (United Kingdom), Agbar (Spain), Eurawasser (Germany), and Aguas Andinas (Chile) contributed to this strong expansion.

Waste Services saw its contribution drop by 22.6% to EUR 27 million. Despite fine performances in France, Spain, and Sweden, among others, these results were hit by difficulties in Belgium, Germany, and Argentina where adjustment plans have been implemented.

Exceptional income came to - **EUR** 433 million.
Excluding the impact of Argentina (- EUR 500 million) the figure was EUR + 67 million, reflecting adverse conditions in the financial markets. During first-half 2001, exceptional income came to EUR 652 million, of which more than EUR 900 million came from capital gains.

The exceptional charge recorded for Argentina came on top of EUR 200 million already recorded at December 31, 2001. This equates to eliminating SUEZ's foreign exchange risk on debt and writing off its net consolidated equity.

Due to adverse market conditions, the Group adjusted the pace of its non-strategic asset disposals, thus generating lower capital gains than during the first half of 2001. Nevertheless, the Group sold 30% of Elia (Elia System Operator, owner of Belgium's high-voltage network) to Publ T, its entire stakes in Arcelor and Coficem/Sagem, and closed the sale of TPS in july.

Consequently, **net income, Group share**, amounted to EUR 164 million.

4) Sound financial structure

Group cash flow amounted to EUR 3 billion, up 9.9%. Cash flow from global businesses came to EUR 2.9 billion up 8.1% over the 1st-half 2001 figure (or +13% excluding Argentina). After maintenance capital expenditures and change in working capital needs, close to EUR 1.9 billion in free cash flow was generated over the six-month period.

Net economic debt* was stable at EUR 24.8 billion. Group's long-term the ratings (A- from S & P, A2 from Moody's) and the stability of its bond spreads illustrate the quality of the creditworthiness of SUEZ. The Group's short-term liquidity requirements are covered. Thanks to its **free cash flow**, existing cash and cash equivalents, confirmed credit lines, and unpledged financial assets, Group liquid financial resources cover more than twice the amount of its maturing debt between now and June 30, 2003.

As at June 30, total Group equity amounted to EUR 17.8 billion after dividend payment and the impact of exchange rate fluctuations.

At June 30, 2002, the market value of **non-strategic assets available for disposal** was EUR 7.2 billion.

* *Net debt excluding cash, cash equivalent and monetized assets.*

5) Outlook

The Group's priorities are profitability improvement and consolidation of the Group's financial structure.

SUEZ holds strong sustainable growth potential in its Energy and Environment Divisions. During the first half of 2002, this was bolstered by successes with industrial customers (in particular with Danone). Moreover, some global trends such as priority treatment granted to water and sanitation issues during the Johannesburg Summit open up important prospects.

Within this context, SUEZ will focus on:

- priority to profitability over growth
- priority to organic growth over acquisitions
- accelerated refocusing on Energy and Environment
- asset portfolio rotation within the two divisions with strong emphasis on lower capital intensive developments
- stepped up cost control and synergies between businesses
- consolidation of the Group's sound financial structure.

For 2002, the Group expects:

- organic growth during the 2nd half at least equivalent to that posted during 1st half
- under current economic conditions, further advance in global business net current income for the year 2002.

SUEZ is one of the world's premier services groups, with a staff of 190,000 employees at work in 130 countries, serving industrial, individual, and municipal customers. SUEZ is a leading international player in each of its businesses: the world leader in water related services, the world leader in waste services outside the U.S., among the world's leading energy groups, and n°1 in energy services in Europe. It generated 2001 revenues of EUR 42.4 billion, 87% of which originated in Europe and North America.

By virtue of its three global businesses, SUEZ is at the heart of environmental and sustainable development challenges. Its solutions meet the fundamental needs of the world's populations, helping to take up the challenge of sustainable development, which means to blend profitability and economic development, respect for the environment and optimal use of natural resources.

SUEZ (SZE) is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges. It is the only name from its sector represented on every major international index: CAC 40, Eurostoxx 50, FTSE Eurotop 100 and MSI Europe (Morgan Stanley Index).

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management's current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional Information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:
Anne Liontas : 331 4006 6654
Antoine Lenoir: 331 4006 6650

Financial analyst contacts:
Frédéric Michelland: 331 4006 6635
Arnaud Erbin: 331 4006 6489

For Belgium:
Guy Dellicour: 00 322 507 02 77

This release is also available on the Internet: http://www.suez.com

BALANCE SHEET

(EUR million)	June 30, 2002	Dec 31, 2001
ASSETS		
FIXED ASSETS	60,883.6	63,709.1
CURRENT ASSETS	20,674.7	20,021.1
MARKETABLE SECURITIES AND CASH	4,897.9	5,751.2
TOTAL ASSETS	**86,456.2**	**89,481.4**

(EUR million)	June 30, 2002	Dec 31, 2001
LIABILITIES		
SHAREHOLDERS' EQUITY GROUP SHARE..	**12,333.0**	**14,397.2**
MINORITY INTERESTS	5,475.5	6,447.0
TOTAL SHAREHOLDERS' EQUITY......................................	**17,808.5**	**20,844.2**
SPECIAL CONCESSION ACCOUNTS	4,770.5	4,668.6
RESERVES FOR CONTINGENCIES AND LOSSES	9,742.5	9,437.1
FINANCIAL DEBTS	33,175.3	33,760.6
OTHER LIABILITIES	20,959.4	20,770.9
TOTAL LIABILITIES.............	**86,456.2**	**89,481.4**

STATEMENT OF INCOME

(EUR million)	June 30, 2002	June 30, 2001	Variation
REVENUES	**22,450.5**	**20,614.4**	**+ 8.8%**
OPERATING INCOME	**2,257.6**	**2,109.0**	**+ 7.0%**
Financial income	(526.6)	(647.5)	+ 18.7%
NET CURRENT INCOME OF CONSOLIDATED COMPANIES	1,731.0	1,461.5	+ 18.4%
Exceptional income	(208.6)	627.8	
Income Tax	(505.7)	(292.0)	
Share in income of companies accounted for under the equity method	(16.2)	229.6	
Minority interests before amortization of goodwill	(643.3)	(440.2)	
NET INCOME GROUP SHARE BEFORE GOODWILL AMORTIZATION	**357.2**	**1586.7**	
Goodwill amortization	(193.4)	(178.5)	
NET INCOME GROUP SHARE	**163.8**	**1,408.2**	**- 88.4%**

STATEMENT OF CASH FLOWS

(EUR million)	June 30, 2002	Dec 31, 2001	Dec 30, 2001
GROSS CASH FLOW	**2,967.7**	**4,816.7**	**2,700.1**
CHANGE IN WORKING CAPITAL NEED	(288.0)	(585.5)	281.5
CASH FLOW USED IN INVESTING ACTIVITIES	**(2,873.3)**	**(4,331.9)**	**(1,869.9)**
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	**(504.0)**	**(889.3)**	**(515.4)**
Change in exchange rates, method and other	**(45.6)**	**(18.4)**	**38.0**
TOTAL CASH FOR THE PERIOD	**(743.2)**	**163.1**	**634.3**
Cash at beginning of period	4,886.4	4,723.4	4,723.4
Cash at period end	**4,143.1**	**4,886.4**	**5,357.8**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : September 5, 2002

By: Senior Vice President General Counsel
(Signature)*
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.